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                              July 16, 2021

       Scott Wolf
       Chief Executive Officer
       Digital Health Acquisition Corp.
       980 N Federal Hwy #304
       Boca Raton, FL 33432

                                                        Re: Digital Health
Acquisition Corp.
                                                            DRS Registration
Statement on Form S-1
                                                            Filed June 30, 2021
                                                            File No. 377-05074

       Dear Mr. Wolf:

              We have conducted a limited review of your draft registration statement. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this comment and your filed registration statement, we may have additional comments.

       DRS/A filed on June 30, 2021

       Capitalization, page 52

   1. We note that you are offering 15,000,000 shares of common stock as part of your initial public offering of
units, but only show 14,073,499 shares subject to possible redemption in your Capitalization
table. Please tell us how you considered the guidance in ASC 480-
                                                        10-S99-3A, which
requires securities that are redeemable for cash or other assets to be classified outside of
permanent equity if they are redeemable (1) at a fixed or
                                                        determinable price on a
fixed or determinable date, (2) at the option of the holder, or (3)
                                                        upon the occurrence of
an event that is not solely within the control of the holder, in concluding that all
15,000,000 shares were not required to be presented outside of permanent equity and
part of shares subject to possible redemption.
 Scott Wolf
Digital Health Acquisition Corp.
July 16, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We also remind you that your registration statement must be on file no later than 15 days prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any filing or amendment prior to the requested effective date of the registration statement.

        You may contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-
3429 if you have questions regarding comments on the financial statements and related matters.
Please contact Michael Davis at 202-551-4385 or Pam Long at 202-551-3765 with any other questions.



                                                            Sincerely,
FirstName LastNameScott Wolf
                                                            Division of
Corporation Finance
Comapany NameDigital Health Acquisition Corp.
                                                            Office of Real
Estate & Construction
July 16, 2021 Page 2
cc:       Thomas Poletti
FirstName LastName